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                              June 28, 2024

       David Quek Yong Qi
       Chief Executive Officer
       Cuprina Holdings (Cayman) Limited
       Blk 1090 Lower Delta Road #06-08
       Singapore 169201

                                                        Re: Cuprina Holdings
(Cayman) Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed June 20, 2024
                                                            File No. 333-277731

       Dear David Quek Yong Qi:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       General

   1. We continue to consider your analysis regarding Securities Act Rules Compliance and
                                                        Disclosure
Interpretation 612.09. In that regard, we note your disclosure at page II-1 that
                                                        the shareholders
received the shares that they seek to resell in consideration for ordinary shares of Cuprina
Holdings (BVI) Limited. Please explain the circumstances surrounding their receipt of the
shares of Cuprina Holdings (BVI) Limited, including, but not limited to, the timing of the
issuance and any consideration provided and, in light of your disclosure at page
F-23, the terms of any share subscriptions. Please also clarify whether these shareholders held
any shares in Cuprina Holding Pte. Ltd. before the reorganization and, if so, describe
the circumstances surrounding the issuance of those shares.
 David Quek Yong Qi
FirstName  LastNameDavid
                 (Cayman)Quek Yong Qi
Cuprina Holdings          Limited
Comapany
June       NameCuprina Holdings (Cayman) Limited
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Mathew Lewis, Esq.